CONSENT OF QUALIFIED PERSON

Tania R. Marshall, PhD., Pr.Sci.Nat.
Explorations Unlimited
PO Box 6578, Homestead 1412, South Africa

US Securities and Exchange Commission

I, Tania R. Marshall, PhD., Pr. Sci. Nat., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Reports on the Holpan/Klipdam Property, the Wouterspan Property and the Makoenskloof Property or that the written disclosure in the Form 40F of Rockwell Diamonds Inc. contains any misrepresentation of the information contained in Technical Report.

I do hereby consent to the filing with the regulatory authorities.

Dated this 29th day of May, 2008.

/s/ Tania Marshall
Tania R. Marshall, PhD., Pr.Sci.Nat.
Explorations Unlimited